Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

March 31, 2015
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NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2015
________________________
Evogene Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Tuesday, May 5, 2015, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

1.
Reelection of each of the following directors (who constitute all of our current directors, other than our external directors)  to serve as directors of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified:

(a) Mr. Martin S. Gerstel.
(b) Mr. Ziv Kop
(c) Dr. Adina Makover.
(d) Mr. Akiva Mozes.
(e) Mr. Leon Y. Recanati.
(f) Dr. Simcha Sadan.

2.	Procurement of coverage under the Company’s Directors' and Officers' Liability, or D&O, insurance policy, effective as of November 20, 2014 (the annual renewal date for our D&O insurance policy).

3.	Amendment of Section 5.1.1.4 of our Officers Compensation Policy, with respect to the compensation of our directors.

4.	Approval of compensation to be paid to Mr. Martin Gerstel, our Chairman of the Board of Directors.

5.
Reappointment of Kost, Forer, Gabbay & Kasierer , the Company's independent, external auditors, for the year ending December 31, 2015 and for the additional period until the Company’s next annual general meeting of shareholders, and the authorization of our board of directors to set the fees to be paid to such auditors.

6.
Approval of payment of a cash bonus in an amount of US $86,500 to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance for the year 2014, as determined by our Board of Directors (based on the recommendation of our compensation and nomination committee).

7.	Approval of the grant of options to purchase 170,000 ordinary shares to Mr. Ofer Haviv, our President and Chief Executive Officer.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2014.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of each of Proposals 3, 6 and 7 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website at  http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Tuesday, March 31, 2015 at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Monday, April 6, 2015 are entitled to notice of and to vote at the meeting.  All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received by our transfer agent or at our registered office at least two Israeli business days prior to the appointed time of the meeting (that is, by Sunday, May 3, 2015) to be validly included in the tally of ordinary shares voted at the meeting, unless we waive that requirement.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposals described above. If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy or voting instruction card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.  You may also provide such voting instructions via the Internet, at the website www.proxyvote.com.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number 972-8-9466724, e-mail address: meravs@evogene.com.

By order of the Board of Directors, /s/ Martin S. Gerstel Martin S. Gerstel Chairman of the Board